

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 12, 2012

Via E-mail
Ralph W. Babb, Jr.
Chairman, President and Chief Executive Officer
Comerica Incorporated
Comerica Bank Tower
1717 Main Street, MC 6404
Dallas, TX 75201

> Re:  **Comerica Incorporated**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 21, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 1, 2012**
> **File No. 001-10706**

Dear Mr. Babb:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors, page 12

Any reduction in our credit rating could adversely affect Comerica…, page 13

1.  We note that during the first quarter of 2012 Moody's Investors Service downgraded your long- and short-term credit ratings. Please expand your disclosure in future filings, beginning with your next Form 10-Q, to indicate that you were downgraded and to clarify

the extent to which ratings downgrades have adversely affected your profitability, borrowing costs, or ability to access the capital markets.

2011 Overview and Key Corporate Initiatives, page F-4

2.      We note your disclosure on page 16 that you have announced a 2012 profit improvement plan focusing on "revenue enhancements and expense reduction initiatives." Please expand your disclosure in future filings, beginning with your next Form 10-Q, to discuss the material components of the plan, as well as the actual revenue and expense objectives realized as a result of its implementation.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

3.      Throughout this section you refer to compensation changes you made for 2011 based on feedback given to you by your shareholders. Please provide us with more information regarding the feedback. For instance, tell us what type of feedback you received, how you received it, whether and how you solicited it, etc.

Benchmarking, page 26

4.      We note your disclosure that you compare compensation targets to market data "to ensure that they are both appropriate and competitive." In future filings, please disclose the extent to which you adjust compensation metrics for the reportable year as a result of this comparison.

Compensation Elements, page 29

Long-Term Equity Incentive Program, page 38

5.      Please expand your disclosure in future filings to explain how the Committee determined long-term equity awards to your named executive officers, as it currently is unclear what corporate and individual performance factors contributed to each named executive officer's stock and option awards. Additionally, please revise your disclosure to indicate how you consider "competitive equity values" and your "share usage compared with industry benchmarks." For example, do you adjust long-term equity awards after reviewing award amounts granted by your peers?

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Note 2 – Fair Value Measurements, page 5

6.     We note that you have classified certain assets and liabilities measured at fair value on a recurring and non-recurring basis as Level 3 in the fair value hierarchy, including auction rate securities, warrants, certain loans, nonmarketable securities, loan servicing rights, and other real estate.  However, we were unable to locate a description of the valuation processes used (for example, how an entity decides its policies and procedures and analyzes changes in measurements from period to period) as required by ASC 820-10-50-2-f and 820-10-55-105.  Please revise future filings to provide these disclosures.

Item 2. Management's Discussion and Analysis of Financial Condition…, page 40

Allowance for Credit Losses and Nonperforming Assets, page 51

7.     We note that in the first quarter 2012 you implemented certain enhancements to the methodology used for determining your allowance for loan losses for business loans and that such enhancements resulted in an increase in your allowance for loan losses. Please revise your disclosure in future filings to discuss your rationale for such enhancements, particularly the expansion of the historical borrower rating migration and loss experience periods, and explain whether there was a corresponding impact to the qualitative component of your allowance as a result of these enhancements.  Please also quantify the impact of these enhancements on your allowance for loans losses. Refer to ASC 310-10-50-11B(a)(3) and 310-10-50-11B(d).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Angela Connell at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Michael Seaman for

Suzanne Hayes
Assistant Director